UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number: 001-41329

Allego N.V.

(Translation of registrant’s name into English)

Westervoortsedijk 73 KB

6827 AV Arnhem, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in this Report on Form 6-K is hereby incorporated by reference into Allego N.V.’s Registration Statement on Form S-8 (File No. 333-272151).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Transaction Framework Agreement

On June 16, 2024, Allego N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Company” or “Allego”), entered into a Transaction Framework Agreement (the “TFA”) with Madeleine Charging B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“Madeleine”) and Meridiam Sustainable Infrastructure Europe IV SLP, a limited partnership (société de libre partenariat) incorporated under the laws of France (the “Fund”) represented by its management company Meridiam S.A.S., a simplified stock company (société par actions simplifiée) incorporated under the laws of France (“Meridiam”). Madeleine currently holds approximately 73% of the total outstanding voting equity securities of Allego.

The TFA provides, among other things, that Madeleine will commence a cash tender offer (such offer, as it may be amended from time to time as permitted by the TFA, the “Offer”) to purchase all ordinary shares, with a nominal value of €0.12 per share, of the Company (the “Ordinary Shares”) that are not already held, directly or indirectly, by Madeleine or its affiliates for a cash payment of US$1.70 per Ordinary Share, without interest. The Offer will expire one minute after 11:59 p.m. (New York City time) on the day that is twenty (20) business days following the commencement of the Offer, unless extended in accordance with the terms of the TFA, including as required by the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”, and such time, the “Expiration Time”). Any holders of Ordinary Shares that are not tendered in the Offer will remain outstanding, and will be entitled to the liquidity and other rights described below.

Under the TFA, Madeleine’s obligation to accept and pay for Ordinary Shares that are tendered in the Offer is subject only to (i) the TFA not having been terminated in accordance with its terms and (ii) no order (whether temporary, preliminary or permanent) having been issued or enacted by any governmental entity enjoining or prohibiting the Transactions (as defined below), including the Offer, unless Madeleine and/or the Fund and their respective affiliates failed to take all actions required under the TFA to seek to avoid any such order or have such order lifted. There is no minimum tender condition, no financing condition, no material adverse effect condition and no condition related to receipt of any third party or regulatory approvals.

As soon as possible after the completion of the Offer, the Company will voluntarily delist the Ordinary Shares from the New York Stock Exchange (the “Delisting”). In addition, the Company thereafter will de-register its securities (the “Deregistration”) from the SEC and suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) as soon as it is able to do so in compliance with applicable securities laws.

As provided in the TFA, on June 14, 2024, the Fund caused a special purpose vehicle that is wholly-owned by Meridiam to enter into a Development and Installation Contract and an Operation and Maintenance Agreement with an affiliate of the Company designated by the Company (the “Faolan Affiliate”) in order for the Faolan Affiliate to develop, operate and maintain certain charging sites in Germany (collectively, “Project Faolan”). The Fund will pay to the Faolan Affiliate an amount in cash equal to (i) €25,300,000 at the closing of Project Faolan and (ii) €20,517,400 on September 15, 2024 (the amounts set forth in clauses (i) and (ii), collectively, the “Faolan Contribution”).

Additionally, the Fund has committed to invest €310,000,000 in three tranches of equity-like financing in the Company (through the Company issuing convertible bonds to Madeleine (or an affiliate of Madeleine, designated for that purpose by Meridiam and reasonably acceptable to the Company)) on the terms and subject to the conditions set forth in the TFA (the “Meridiam Contribution” and, together with the Offer, the Faolan Contribution, the Delisting and the Deregistration, the “Transactions”). The Dutch works council of Allego B.V., a wholly-owned subsidiary of the Company (the “Works Council”) has (or may have) a right of advice in respect of the Meridiam Contribution. Any consultation procedure with the Works Council, in connection with the Meridiam Contribution pursuant to the Dutch Works Councils Act (the “Consultation Procedure”) will be initiated as soon as practicable. The long-form documentation with respect to the first tranche of the Meridiam Contribution will be mutually agreed by the Disinterested Directors (as defined below) and Madeleine prior to September 30, 2024 and will be paid prior to December 31, 2024. The Meridiam Contribution is conditional upon the completion of the (i) Consultation Procedure, (ii) Delisting and (iii) adoption by the independent and disinterested members of the board of directors of the Company (the “Disinterested Directors”) of all resolutions required to consummate the Meridiam Contribution.

The TFA includes certain protections for holders of Ordinary Shares who do not tender their shares in response to the Offer, including a requirement that for so long as any Ordinary Shares continue to be held by holders other than Madeleine and its affiliates (the “Allego Shareholders”), an affirmative vote of at least two independent directors (or the affirmative vote of one independent director if there is only one incumbent independent director at that time) is required for the Company or any subsidiary of the Company to take any of the following actions after the closing of the Offer: (i) issuing shares or rights to subscribe for shares without offering pro rata pre-emption rights to the Allego Shareholders, subject to customary exceptions; (ii) effecting any transaction with Madeleine or any of its affiliates, in each case, which is not on arm’s length terms; and (iii) taking any other action that prejudices the interests of, or is disproportionately adverse to the Allego Shareholders. The board of directors of the Company must also include at least three independent directors for so long as any Allego Shareholder owns Ordinary Shares.

Additionally, Allego Shareholders will be provided with certain liquidity rights following the Delisting, including (i) no restrictions on any sales or transfers of Ordinary Shares held by Allego Shareholders (other than as exist under the Articles of Association of the Company in effect as of the date of the TFA or under applicable law), (ii) priority tag along rights in the event Madeleine or any of its affiliates wish to directly or indirectly sell all or part of its Ordinary Shares to a third party, (iii) Madeleine assisting the Company with organizing an auction sales process for Allego Shareholders to sell their Ordinary Shares within eighteen (18) months following the Delisting on a best-efforts basis (and including a portion of its Ordinary Shares, if needed to ensure such process is for at least 5% of Allego’s issued share capital); and (iv) Madeleine initiating a liquidity event prior to December 31, 2027 on a best-efforts basis.

Pursuant to the TFA, the Company has also agreed to non-solicitation covenants restricting its ability to (i) initiate, solicit, enter into, engage or have discussions or negotiations with any third party relating to alternative acquisition proposals, (ii) provide non-public information relating to the Company and its subsidiaries, or (iii) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, purchase agreement, business combination agreement, transaction framework agreement, joint-venture agreement, option agreement or similar agreement, to the extent providing for an alternative acquisition proposal. Pursuant to the TFA, the Disinterested Directors may make a Support Withdrawal (as defined below), subject to the terms and conditions of the TFA, any time before the Expiration Time in the event of any material event, material development, material circumstance or material change in circumstances or facts which occurs or arises after the date of the TFA that causes the Disinterested Directors to determine in good faith (after consultation with their outside legal counsel and financial advisors and after consultation with Madeleine) that the failure to make a Support Withdrawal would be inconsistent with their fiduciary duties, provided that the Company will remain obligated to perform all of its remaining obligations, agreements and covenants under the TFA. A “Support Withdrawal” means, among other things, the Company or the Disinterested Directors directly or indirectly, and together or individually, (i) withholding, withdrawing, modifying, amending, conditioning or qualifying their support of the Offer in a manner adverse to Madeleine, the Fund or the Transactions, (ii) failing to make or include the Company’s support of the Offer in a Solicitation/Recommendation Statement on Schedule 14D-9 or a Rule 13e-3 Transaction Statement on Schedule 13E-3, (iii) recommending, adopting or approving any Alternative Proposal (as defined in the TFA), (iv) making any public statement in connection with an Alternative Proposal (as defined in the TFA); or (v) publicly proposing to do or cause to be done any of the foregoing.

The TFA contains certain termination rights for each of the Company and Madeleine, including by (i) both parties if they agree so in writing, (ii) either party if a non-appealable order by any governmental entity prohibits, renders illegal or enjoins the consummation of the Transactions, (iii) either party if the Offer expires or is terminated in accordance with the TFA as a result of non-satisfaction or non-waiver of any Offer conditions, subject to exceptions, (iv) the Company if Madeleine or the Fund has breached or failed to perform any of its obligations, agreements and covenants under the TFA, to the extent that the breach or failure to perform has not been remedied before the earlier of (a) ten (10) business days after Madeleine receives notice of such breach and (b) three (3) business days before the Long Stop Date (as defined in the TFA), (v) the Company if Madeleine fails to commence the Offer, terminates the Offer prior to the Expiration Time or fails to accept validly tendered Ordinary Shares, (vi) Madeleine if the Company has breached or failed to perform any of its obligations, agreements and covenants under the TFA, to the extent that the breach or failure to perform has not been remedied before the earlier of (a) ten (10) business days after the Company receives notice of such breach and (b) three (3) business days before the Long Stop Date, or (vii) Madeleine if the Disinterested Directors make a Support Withdrawal, but only if done so by the business day immediately prior to the earlier of the date that is ninety (90) days from commencement of the Offer or the fifth business day following the first public announcement of the Support Withdrawal.

The TFA contains representations, warranties and covenants of Madeleine and the Company that are customary for a transaction of this nature, including among others, covenants regarding the conduct of the Company’s business during the pendency of the Transactions, prohibiting the Company from engaging in certain kinds of activities during such period without the consent of Madeleine (which consent will not be unreasonably withheld, conditioned or delayed) and the use of reasonable efforts to cause the conditions to the Transactions to be satisfied.

The foregoing description of the TFA does not purport to be complete and is qualified in its entirety by the full text of the TFA, which is attached as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference. The TFA has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Madeleine, the Fund or Meridiam. In particular, certain representations and warranties in the TFA were used for the purposes of allocating risk between the Company, Madeleine, the Fund and Meridiam rather than establishing matters of fact. Accordingly, the TFA should not be relied on as characterizations of the actual state of facts about the Company, Madeleine, the Fund or Meridiam.

Important Additional Information and Where to Find It

Madeleine will commence, or will cause to be commenced, a tender offer for all of the outstanding Ordinary Shares not held, directly or indirectly, by Madeleine or its affiliates. The tender offer has not commenced. This report is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell securities of Allego. It is also not a substitute for the tender offer materials that Madeleine and Allego will file with the SEC upon commencement of the tender offer. At the time that the tender offer is commenced, Madeleine will file tender offer materials on Schedule TO with the SEC, Allego will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), and Allego and Madeleine will jointly file a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SCHEDULE 14D-9 AND THE SCHEDULE 13E-3 WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY ALLEGO’S SHAREHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The tender offer materials, the Schedule 14D-9 and the Schedule 13E-3 will be made available to Allego’s shareholders free of charge. A free copy of the tender offer materials, the Schedule 14D-9 and the Schedule 13E-3 will also be made available to all of Allego Shareholders by contacting Allego at investors@allego.eu, or by visiting Allego’s website www.allego.eu. In addition, the tender offer materials, the Schedule 14D-9 and the Schedule 13E-3 (and all other documents filed by Allego with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. ALLEGO SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS, THE SCHEDULE 14D-9, AND THE SCHEDULE 13E-3 AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY MADELEINE OR ALLEGO WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, MADELEINE, MERIDIAM AND ALLEGO.

Cautionary Statement Regarding Forward-Looking Statements

This report including exhibits may contain certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and business of Allego and certain plans and objectives of Madeleine and Meridiam with respect thereto. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the tender offer and the proposed transactions and the expected completion of the tender offer and the proposed transactions, the timing and benefits thereof, as well as other statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Allego, Madeleine and/or Meridiam (as applicable) in light of their experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this report could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct and you are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this report.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the tender offer and proposed transactions; the failure to obtain necessary regulatory or other approvals; the outcome of legal proceedings that may be instituted against Allego and/or others relating to the transaction; the possibility that competing offers will be made; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the tender offer and proposed transactions; significant or unexpected costs, charges or expenses resulting from the tender offer and proposed transactions; and negative effects of this report or the consummation of the tender offer and proposed transactions on the market price of the Ordinary Shares. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are (i) changes adversely affecting Allego’s business, (ii) the price and availability of electricity and other energy sources, (iii) the risks associated with vulnerability to industry downturns and regional or national downturns, (iv) fluctuations in Allego’s revenue and operating results, (v) unfavorable conditions or further disruptions in the capital and credit markets, (vi) Allego’s ability to generate cash, comply with existing or new debt covenants, service indebtedness and incur additional indebtedness, (vii) competition from existing and new competitors, (viii) the growth of the electric vehicle market, (ix) Allego’s ability to integrate any businesses it may acquire, (x) the agreement of various landowners to deployment of Allego charging stations, (xi) Allego’s ability to recruit and retain experienced personnel, (xii) risks related to legal proceedings or claims, including liability claims, (xiii) Allego’s dependence on third-party contractors to provide various services, (xiv) data security breaches or other network outage, (xv) Allego’s ability to obtain additional capital on commercially reasonable terms, (xvi) the impact of a pandemic or other health crises, including COVID-19 related supply chain disruptions and expense increases, (xvii) general economic or political conditions, including the Russia/Ukraine and Israel/Hamas conflicts or increased trade restrictions between the United States, Russia, China and other countries and (xviii) other factors detailed under the section entitled “Risk Factors” in the Company’s filings with the SEC. If any one or more of these risks or uncertainties materializes or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Allego’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2023, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC, as well as, the Schedule TO and related tender offer documents to be filed by Madeleine and Meridiam and the Schedule 14D-9 and the Schedule 13E-3 to be filed by Allego. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this report. None of Madeleine, Meridiam or Allego undertakes any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 17, 2024	ALLEGO N.V.

	By:	/s/ Mathieu Bonnet
	Name:	Mathieu Bonnet
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description

99.1	Transaction Framework Agreement, dated June 16, 2024, among Allego N.V., Madeleine Charging B.V., and Meridiam Sustainable Infrastructure Europe IV SLP, represented by its manager Meridiam S.A.S.